UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 14)

                             ThermoTrex Corporation

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   883666 10 9
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                  (781)622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                                April 6, 1999
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           (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
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


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            1              NAME OF REPORTING PERSON
                           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Thermo Electron Corporation
                               IRS No. 04-2209186
---------------------------
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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

---------------------------
---------------------------
                                                                       (a) [   ]
                                                                       (b) [   ]
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            3              SEC USE ONLY
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            4              SOURCE OF FUNDS*


                           WC
---------------------------
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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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---------------------------
            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
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 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          13,434,803
       WITH
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                      8    SHARED VOTING POWER


                           0
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                      9    SOLE DISPOSITIVE POWER


                           13,434,803
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                     10    SHARED DISPOSITIVE POWER


                           0
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


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            11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON
                           13,434,803
---------------------------
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            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                        [   ]
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---------------------------
            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                           70.6%
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            14             TYPE OF REPORTING PERSON *

                           CO
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


      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.01 per share, of ThermoTrex Corporation (the "Issuer"), as set forth below.

Item 2.     Identity and Background

      Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect a change in the information reported under Item 4 of this Schedule 13D and an increase in the Reporting Person's holdings of the Issuer's Shares since the Reporting Person's last filing on Schedule 13D, in March, 1999, of more than one percent.

      The Reporting Person develops, manufactures and markets analytical and monitoring instruments; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper-recycling and papermaking equipment. The Reporting Person also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management, and conducts research and development in advanced imaging, laser communications, and electronic information-management technologies.

      The  principal  business  address  and  principal  office  address  of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

      Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended and restated in its entirety as follows:

      The Reporting Person has expended approximately $2,425,000 in purchasing Shares of the Issuer since the date of its last filing on Schedule 13D. These funds were paid out of the Reporting Person's working capital. In addition, any funds necessary for the proposed transactions described in Item 4 will be paid out of the Reporting Person's working capital.

Item 4.     Purpose of Transaction

      Item 4 is hereby amended and restated in its entirety as follows:

      The Reporting Person has decided to make purchases of the Issuer's Shares, in open market transactions, from the Issuer or otherwise, in order to increase its ownership of the Shares to an amount greater than 80% of the outstanding Shares. The Reporting Person's purpose in doing so is to be able to file consolidated tax returns with those of the Issuer. In addition, the Reporting Person may make purchases of the Issuer's Shares, in open market transactions, from the Issuer or otherwise, for other purposes. In determining whether to make such purchases for other purposes, the Reporting Person will consider various relevant factors, including its evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Person and general market and economic conditions.

      Except as set forth in this Item 4 and Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.     Interest in Securities of the Issuer.

      Items 5 (a) - (c) are hereby amended and restated in their entirety as follows:

      (a) The Reporting Person beneficially owns 13,434,803 Shares, or approximately 70.6% of the outstanding Shares. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 188,841 Shares or approximately 1% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 112,100 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership information for each executive officer and director of the Reporting Person is set forth below.

Name                                            Number of Shares(1)
----                                            -------------------
John M. Albertine                                         6,000
Peter O. Crisp                                           40,288
Elias P. Gyftopoulos                                      6,000
George N. Hatsopoulos                                    44,889
John N. Hatsopoulos                                      23,844
Brian D. Holt                                                 0
Frank Jungers                                            12,500
Paul F. Kelleher                                          8,916
John T. Keiser                                                0
Theo Melas-Kyriazi                                        5,000
Earl R. Lewis                                                 0
Robert A. McCabe                                         11,500
Donald E. Noble                                           6,000
Robert W. O'Leary                                         1,500
Hutham S. Olayan                                          6,000

Peter G. Pantazelos                                       6,000
William A. Rainville                                      1,797
Arvin H. Smith                                            1,967
Richard F. Syron                                              0
Roger D. Wellington                                       6,000
John W. Wood Jr.                                            640
All directors and current executive                     188,841
officers as a group (21 persons)


     (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Jungers, Mr. Kelleher, Mr. Melas-Kyriazi, Mr. McCabe, Mr. Noble, Ms. Olayan, Mr. O'Leary, Mr. Wellington, and all directors and executive officers as a group include 6,000, 7,600, 6,000, 30,000, 21,000, 6,000, 5,000, 5,000, 6,000, 6,000, 6,000, 1,500,
6,000 and 112,100 Shares, respectively, that such person or members of the group have the right to acquire within 60 days.

While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

      (b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns, except as follows: Shares beneficially owned by Mr. Crisp and all directors and executive officers as a group include 3,564 full Shares allocated to Mr. Crisp's account maintained pursuant to the Issuer's deferred compensation plan for directors. Shares beneficially owned by Dr. G. Hatsopoulos include 160 Shares held by his spouse. Shares beneficially owned by Ms. Olayan do not include 10,000 Shares owned by Crescent Growth Fund Ltd., a member of the Olayan Group which is indirectly controlled by Mr. Suliman S. Olayan, Ms. Olayan's father. Ms. Olayan disclaims beneficial ownership of the Shares owned by Crescent Growth Fund Ltd.

      (c) The Reporting Person has effected the following transactions with respect to the Shares since the date of its last filing on Schedule 13D:

    Date           Amount        Price Per Share           Transfer Type
--------------------------------------------------------------------------------
3/8/99        10,000           $5.625              Open Market Purchase
--------------------------------------------------------------------------------
3/8/99        10,000           $5.6875             Open Market Purchase
--------------------------------------------------------------------------------
3/8/99         5,000           $5.75               Open Market Purchase
--------------------------------------------------------------------------------
3/9/99         5,000           $5.5625             Open Market Purchase
--------------------------------------------------------------------------------
3/10/99       25,000           $5.50               Open Market Purchase
--------------------------------------------------------------------------------
3/11/99        4,000           $5.50               Open Market Purchase
--------------------------------------------------------------------------------
3/11/99        1,000           $5.6875             Open Market Purchase
--------------------------------------------------------------------------------
3/11/99       10,000           $5.75               Open Market Purchase
--------------------------------------------------------------------------------
3/12/99       35,000           $5.75               Open Market Purchase
--------------------------------------------------------------------------------
3/16/99       51,200           $5.3125             Open Market Purchase
--------------------------------------------------------------------------------
3/16/99        5,800           $5.4375             Open Market Purchase
--------------------------------------------------------------------------------
3/17/99       11,500           $5.625              Open Market Purchase
--------------------------------------------------------------------------------
3/17/99       25,100           $5.75               Open Market Purchase
--------------------------------------------------------------------------------
3/18/99       17,000           $5.75               Open Market Purchase
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3/19/99       57,000           $5.6875             Open Market Purchase
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3/22/99       14,100           $5.5625             Open Market Purchase
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3/22/99        4,500           $5.625              Open Market Purchase
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3/22/99       11,000           $5.6875             Open Market Purchase
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3/22/99       29,400           $5.75               Open Market Purchase
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3/23/99       43,000           $5.5625             Open Market Purchase
--------------------------------------------------------------------------------
3/29/99        1,400           $5.8125             Open Market Purchase
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3/29/99        4,200           $5.875              Open Market Purchase
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3/29/99        2,400           $5.9375             Open Market Purchase
--------------------------------------------------------------------------------
3/31/99       10,000           $6.00               Open Market Purchase
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3/31/99        2,500           $6.125              Open Market Purchase
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3/31/99        3,400           $6.1875             Open Market Purchase
--------------------------------------------------------------------------------
3/31/99       25,100           $6.25               Open Market Purchase
--------------------------------------------------------------------------------

      To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares in the past 60 days.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      The first and second paragraphs of Item 6 are hereby replaced with the following paragraph:

      Of the 13,434,803 Shares beneficially owned by the Reporting Person, (i) 370,370 Shares are issuable to the Reporting Person if it elects to convert in full its convertible subordinated debentures of the Issuer and (ii) 83,800 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 43,500 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. George N. Hatsopoulos has the right to acquire 30,000 Shares within 60 days; Mr. John N. Hatsopoulos has the right to acquire 21,000 Shares within 60 days; Mr. Peter O. Crisp has the right to acquire 7,600 Shares within 60 days; Mr. Paul F. Kelleher has the right to acquire 5,000 Shares within 60 days; and Mr. Theo Melas-Kyriazi has the right to acquire 5,000 shares within 60 days.

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.



Date: April 6, 1999                     THERMO ELECTRON CORPORATION




                                        By:/s/ Kenneth J. Apicerno
                                           -----------------------------------
                                           Kenneth J.Apicerno
                                           Treasurer

      Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

John M. Albertine:                           Director, Thermo Electron

      Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Peter O. Crisp:                              Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm.

Elias P. Gyftopoulos:                        Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                               Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                            Director, Thermo Electron

     Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investment and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Donald E. Noble:                             Director, Thermo Electron

      For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:                           Director, Thermo Electron

     Mr. O'Leary is the Chairman and Chief Executive Officer of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                            Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation and President of Competrol Real Estate Limited, firms engaged in advisory services and private real estate investments. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Richard F. Syron:                            Director, Thermo Electron

     Mr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. Mr. Syron was President and Chief Executive Officer of the Federal Reserve Bank of Boston from 1989 to 1994. His business address is 86 Trinity Place, New York, New York 10006.

Roger D. Wellington:                         Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.

George N. Hatsopoulos:                       Director, Chairman of the Board and
                                             Chief Executive Officer, Thermo
                                             Electron
John N. Hatsopoulos:                         Director and Vice-Chairman of the
                                             Board, Thermo Electron
Theo Melas-Kyriazi:                          Vice President and Chief Financial
                                             Officer, Thermo Electron

Mr. Melas-Kyriazi is a citizen of Greece.

Peter G. Pantazelos:                         Executive Vice President, Corporate
                                             Development, Thermo Electron
Arvin H. Smith:                              President, Thermo Electron
Earl R. Lewis:                               Chief Operating Officer,
                                             Measurement and Detection, Thermo
                                             Electron

William A. Rainville:                        Chief Operating Officer, Recycling
                                             and Resource Recovery, Thermo
                                             Electron
John W. Wood Jr.:                            Senior Vice President, Thermo
                                             Electron
Paul F. Kelleher:                            Senior Vice President, Finance &
                                             Administration and Chief Accounting
                                             Officer, Thermo Electron
Brian D. Holt:                               Chief Operating Officer, Energy and
                                             Environment, Thermo Electron
John T. Keiser:                              Chief Operating Officer, Biomedical
                                             and Emerging Technologies, Thermo
                                             Electron